Filed Pursuant to Rule 433 Registration No. 333-233702 September 9, 2021

TERM SHEET

Cenovus Energy Inc.

US$500,000,000 2.650% Notes due 2032 (the “2032 Notes”)

US$750,000,000 3.750% Notes due 2052 (the “2052 Notes”)

Issuer	Cenovus Energy Inc.

Principal Amount	US$500,000,000	US$750,000,000

Expected Ratings*	Baa3 / BBB- / BBB- (Moody’s / S&P / Fitch)	Baa3 / BBB- / BBB- (Moody’s / S&P / Fitch)

Public Offering Price	99.562%	99.284%

Coupon	2.650%	3.750%

Yield to Maturity	2.699%	3.790%

Pricing Benchmark	UST 1.250% due August 15, 2031	UST 2.375% due May 15, 2051

Benchmark Yield	1.299%	1.890%

Spread	+140 bps	+190 bps

Trade Date	September 9, 2021

Settlement Date	September 13, 2021

Maturity Date	January 15, 2032	February 15, 2052

Interest Payment Dates	Semi-annually on January 15 and July 15, beginning January 15, 2022 (short first coupon)	Semi-annually on February 15 and August 15, beginning February 15, 2022 (short first coupon)

Record Dates	January 1 and July 1	February 1 and August 1

Make-Whole Call	Prior to October 15, 2031 (the date that is three months prior to the Maturity Date of the 2032 Notes), at the applicable “make-whole” (Adjusted Treasury Rate plus 25 basis points).	Prior to August 15, 2051 (the date that is six months prior to the Maturity Date of the 2052 Notes), at the applicable “make-whole” (Adjusted Treasury Rate plus 30 basis points).

Par Call	On or after October 15, 2031 (the date that is three months prior to the Maturity Date of the 2032 Notes).	On or after August 15, 2051 (the date that is six months prior to the Maturity Date of the 2052 Notes).

CUSIP	15135UAW9	15135UAX7

ISIN	US15135UAW99	US15135UAX72

Joint Book-Running Managers	J.P. Morgan Securities LLC BofA Securities, Inc. MUFG Securities Americas Inc. BMO Capital Markets Corp. Scotia Capital (USA) Inc. Mizuho Securities USA LLC

Senior Co-Managers	CIBC World Markets Corp. Goldman Sachs & Co. LLC RBC Capital Markets, LLC TD Securities (USA) LLC

Co-Managers	ATB Capital Markets Inc. SMBC Nikko Securities America, Inc. Desjardins Securities Inc. Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

The Issuer has filed a registration statement (including a base shelf prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Cenovus, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC (collect) at 1-212-834-4533, BofA Securities, Inc. toll-free at 1-800-294-1322 or MUFG Securities Americas Inc. toll-free at 1-877-649-6848.

Certain of the Underwriters may not be U.S. registered broker-dealers and accordingly will not effect any sales within the United States except in compliance with applicable U.S. laws and regulations, including the rules of the Financial Industry Regulatory Authority.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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